UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GEOGLOBAL RESOURCES INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

37249T109
 (CUSIP Number)

The Israel Land Development Company – Energy Ltd.
2 Shenkar Street
Tel-Aviv, Israel
 +972 (3) 796-2246
Attn: Ohad Marani, Chief Executive Officer
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2013
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON The Israel Land Development Company – Energy Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 47,749,241 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 47,749,241 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,749,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4. Purpose of Transaction

(a) ILDE intends to sell the Shares to reduce its beneficial ownership in the Issuer in a measured fashion.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, ILDE is the beneficial owner of 47,749,241 Shares.  This number represents approximately 31% of the issued and outstanding Shares, based on 152,170,438 shares of Common Stock issued and outstanding on December 20, 2012.

(c) From November 26, 2012 to January 4, 2013, ILDE sold 1,457,877 Shares in 12 different transactions for approximately 1% of the issued and outstanding Shares.  As disclosed on Forms 4 filed with the Commission, ILDE sold (i) 1,000 Shares at a price per Share of $0.1172 on November 26, 2012, (ii) 445,523 Shares at a price per Share of $0.07 on December 17, 2012, (iii) 113,950 Shares at a price per Share of $0.07 on December 18, 2012, (iv) 7,816 Shares at a price per Share of $0.067 on December 24, 2012, (v) 49,765 Shares at a price per Share of $0.065 on December 24, 2012, (vi) 253,150 Shares at a price per Share of $0.0621 on December 26, 2012, (vii) 239,677 Shares at a price per Share of $0.058 on December 27, 2012, (viii) 7,500 Shares at a price per Share of $0.058 on December 28, 2012, (ix) 28,313 Shares at a price per Share of $0.059 on December 31, 2012, (x) 85,233 Shares at a price per Share of $0.063 on January 2, 2013, (xi) 225,550 Shares at a price per Share of $0.06018 on January 3, 2013 and (xii) 400 Shares at a price per Share of $0.060 on January 4, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2013

/s/Ohad Marani
Ohad Marani
Chief Executive Officer
The Israel Land Development Company – Energy Ltd.